FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of April 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into the
Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2004   KERZNER INTERNATIONAL LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on April 21, 2004 Kerzner Announces Exercise of Option to Purchase Additional Convertible Senior Subordinated Notes Due 2024

Exhibit 99(1)



FROM: Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES
EXERCISE OF OPTION TO PURCHASE ADDITIONAL
CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2024

PARADISE ISLAND, The Bahamas, April 21, 2004 – Kerzner International Limited (NYSE: KZL) (the "Company") today announced that the initial purchasers of its private offering of 2.375% Convertible Senior Subordinated Notes Due 2024 ("Convertible Notes") have exercised their right to purchase an additional $30 million of Convertible Notes. The transaction is expected to close on April 26, 2004, subject to the satisfaction of customary closing conditions.

The Convertible Notes are unsecured senior subordinated obligations of the Company and will be convertible under certain circumstances into a combination of cash and Ordinary Shares of the Company at a fixed conversion ratio of 17.1703 Ordinary Shares per $1,000 principal amount of Convertible Notes. In general, upon conversion of a Convertible Note, the holder of such note will receive cash equal to the $1,000 principal amount of the note and Ordinary Shares of the Company for the note's conversion value in excess of such principal amount.

As previously announced, the Company intends to use the net proceeds from the private offering to fund future capital expenditures which may include, among other things, development costs for the Phase III expansion on Paradise Island, the Company's equity investment in Atlantis, The Palm in Dubai and for general corporate purposes.

The Convertible Notes are being sold only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. The Convertible Notes and the underlying Ordinary Shares issuable upon conversion have not been registered under the Securities Act or any applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities to be offered.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.